A special meeting of the shareholders of New Asia Growth Fund, International Stock Fund, Small Cap Fund and High Grade Core Fixed Income Fund, each a series of Pacific Capital Funds, was convened on Friday, June 4, 2010 at 10:00 a.m. Eastern Time to vote on the following items:

Proposal 1: To approve an Agreement and Plan of Reorganization by and among Pacific Capital Funds, a Massachusetts business trust, on behalf of the New Asia Growth Fund and Aberdeen Funds.

Votes For:	5,284,385
Votes Against:	15,461
Abstentions:	24,359

Proposal 2: To approve an Agreement and Plan of Reorganization by and among Pacific Capital Funds, a Massachusetts business trust, on behalf of the International Stock Fund and Aberdeen Funds.

Votes For:	12,231,696
Votes Against:	7,257
Abstentions:	21,517

Proposal 3: To approve an Agreement and Plan of Reorganization by and among Pacific Capital Funds, a Massachusetts business trust, on behalf of the Small Cap Fund and Aberdeen Funds.

Votes For:	4,209,336
Votes Against:	38,604
Abstentions:	733,092

Proposal 4: To approve an Agreement and Plan of Reorganization by and among Pacific Capital Funds, a Massachusetts business trust, on behalf of the High Grade Core Fixed Income Fund and Aberdeen Funds.

Votes For:	14,921,212
Votes Against:	4,332
Abstentions:	19,745